October 30, 2006

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	KBR, Inc.

RE:	KBR, Inc. Registration Statement on Form S-1 (File No. 333-133302) Response to SEC Staff Comments dated October 26, 2006

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated October 26, 2006 regarding our filing referenced above. Where applicable, our responses indicate the additions or revisions we included in the fourth pre-effective amendment to our Form S-1 registration statement (File No. 333-133302) (the “Registration Statement”) as filed with the SEC on the date hereof (“Amendment No. 4”), four courtesy copies of which are being provided. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

As previously discussed with the staff, we intend to print preliminary prospectuses from Amendment No. 4 and to launch the road show for the offering on Wednesday, November 1st. We respectfully request that the staff review Amendment No. 4 and our responses to its comments at its earliest convenience. Please advise us as of any further comments as soon as possible.

Financial Statements

General

1.	We note your response to prior comment 17. As previously requested, please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. We understand based on your response that it may not be practicable to do this until just prior to effectiveness. However, doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

RESPONSE: We have revised KBR, Inc.’s balance sheet on page F-62 of Amendment No. 4 to give retroactive effect to the 135,627-for-one split of our common stock and the related increase in the number of authorized shares of common stock, which occurred on October 27, 2006. In addition, we have added the following disclosure under “Prospectus Summary” on page 2 of Amendment No. 4 and comparable disclosure in Note 2. Common Stock Split on page F-64 of Amendment No. 4:

“On October 27, 2006, our board of directors approved a 135,627-for-one split of our common stock. As a result of the stock split, the 1,000 shares of our common stock held by Halliburton were converted into 135,627,000 shares of our common stock. In connection with the stock split, our sole stockholder approved on October 27, 2006 an amendment and restatement of our certificate of incorporation to increase the number of authorized shares of common stock from 1,000 to 300,000,000. All share data of our company presented in this prospectus has been adjusted to reflect the stock split.”

Also, we have revised KBR Holdings’ balance sheet on page F-4 of Amendment No. 4 to give retroactive effect to the 1,356,270-for-one split of KBR Holdings, LLC’s outstanding shares, which occurred on October 30, 2006. In addition, we have added the following disclosure under “Prospectus Summary” on page 8 of Amendment No. 4 and comparable disclosure in Note 2. Basis of Presentation on page F-7 of Amendment No. 4:

“Prior to October 30, 2006, the existing percentage ownership interest of the member of KBR Holdings, LLC was represented by 100 shares. On October 30, 2006, the sole member of KBR Holdings, LLC effected a 1,356,270-for-one split of KBR Holdings, LLC’s outstanding shares. On October 27, 2006, our board of directors approved a 135,627-for-one split of KBR, Inc.’s common stock. As a result of these splits, the number of outstanding shares of KBR Holdings, LLC equals the number of outstanding shares of KBR, Inc. common stock held by Halliburton prior to this offering. Share and per share data of KBR Holdings, LLC for all periods presented herein have been adjusted to reflect the share split.”

Notes to Financial Statements

Note 4. Correction of prior period results, page F-13

2.	We note your response to prior comment 21. As previously requested, please disclose the type of costs and corresponding amounts that compose the $148 million charge. For each type of cost, please disclose the specific facts and circumstances that led you to determine that these costs have increased from your original estimates. Refer to paragraph 84 of SOP 81-1.

RESPONSE: In response to the staff’s comment, we have added the following language to Note 4. Correction of prior period results (“Note 4”) on page F-13 of Amendment No. 4:

“The estimated cost increases identified on this four-plus-year project in the second quarter of 2006 were $400 million which resulted in the $148 million charge. These cost increases were caused primarily by schedule delays related to civil unrest and security on the Escravos River, changes in the scope of the overall project, engineering and construction changes due to necessary front-end engineering design changes and increases in procurement cost due to project delays. The increased costs were identified as a result of our first check estimate process.

Of the $400 million increase in estimated project costs, higher forecasted engineering, procurement and project management hours increased costs by $63 million due to changes in the scope of the overall project and necessary front-end engineering design changes. Equipment and materials costs increased by $110 million due to changes in the scope of the overall project and the increased inflation cost caused by delays. Site construction costs increased by $227 million due to design changes, additional security costs due to civil unrest on the Escravos River and additional inflation caused by delays. The increases in the estimated future project costs were partially offset by estimated revenues associated with unapproved change orders of $200 million and the elimination of unrecognized profit of $52 million resulting in a $148 million loss on the project.”

3.	We note your response to prior comment 19. Please clarify your disclosure to state that the $7 million should have been recorded in the fourth quarter of 2005. In your table showing the impact of the restatements, it is not clear which line items and corresponding amounts were impacted as a result of the restatements related to the GTL project. In a similar manner to your discussion of the DML purchase price allocation restatements, please disclose the impact on each line item related to the GTL project restatements.

RESPONSE: In response to the staff’s comment, we have revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 58 and in Note 4 on page F-13 of Amendment No. 4, as follows:

“In connection with a review of our consolidated 50%-owned GTL project in Escravos, Nigeria, which is part of our E&C segment, we identified increases in the overall estimated cost to complete the project. As a result, during the second quarter of 2006, we identified a $148 million charge, before income taxes and minority interest. We determined that $16 million of the $148 million charge was based on information available to us but not reported as of March 31, 2006. Of the $16 million related to the prior periods, $9 million was related to the quarter ended March 31, 2006 and $7 million was related to the quarter ended December 31, 2005. We have restated our financial statements for the quarter ended March 31, 2006 to include the $9 million charge ($2.9 million after minority interest and tax) as well as for other unrelated, individually insignificant adjustments that subsequently became known to us. The $9 million adjustment related to Escravos had the effect of reducing income (loss) from continuing operations before income taxes and minority interest by $9 million, increasing benefit (provision) for income taxes by $1.6 million, increasing minority interest in net income of subsidiaries by $2.9 million (net of tax of $1.6 million), and reducing net income by $2.9 million for the quarter ended March 31, 2006. These other adjustments had the effect of reducing pretax income and net income by $2 million and $5 million for the quarter ended March 31, 2006, respectively. We recorded the remaining $7 million charge ($2.3 million after minority interest and income taxes) in the quarter ended June 30, 2006, since the amounts were not material to 2005 or 2006 based on our 2006 projections.”

Note 20. Related Party Transactions, page F-49

4.	We note your response to prior comment 13. Please provide the disclosures required by paragraph 2 of SFAS 57 for each period presented, which should include the amount of revenues and corresponding operating income amounts recorded related to services provided to your joint ventures. Please also separately disclose on the face of your financial statements the amounts related to these services, or tell us how you determined separate disclosure on the face of the financial statements was not required pursuant to Rule 4-08(k) of Regulation S-X. Please also disclose how you account for these sales transactions with your joint ventures, including any profit related to these transactions. Refer to the AICPA’s Accounting Interpretation of APB 18. Please also revise your disclosures on page 123 to discuss these transactions as well.

RESPONSE: We have revised our footnote disclosures in the KBR Holdings, LLC consolidated financial statements to include the disclosures required by paragraph 2 of SFAS No. 57, Related Party Transactions. Specifically, we included the following disclosure under “Certain Relationships and Related Party Transactions” on page 124 and in Note 20. Related Party Transactions on page F-51 of Amendment No. 4 to describe the nature of our relationships, the description of the transactions and the dollar amounts of the transactions for each of the periods presented in the consolidated financial statements, as follows:

“We perform many of our projects through incorporated and unincorporated joint ventures. In addition to participating as a joint venture partner, we often provide engineering, procurement, construction, operations or maintenance services to the joint venture as a subcontractor. Where we provide services to a joint venture that we control and therefore consolidate for financial reporting purposes, we eliminate intercompany revenues and expenses on such transactions. In situations where we account for our interest in the joint venture under the equity method of accounting, we do not eliminate any portion of our revenues or expenses. We recognize the profit on our services provided to joint ventures that we consolidate and joint ventures that we record under the equity method of accounting primarily using the percentage-of-completion method. Total revenue from services provided to our unconsolidated joint ventures recorded in our consolidated statements of operations were $224 million, $483 million and $504 million for the years ended December 31, 2005, 2004 and 2003, respectively, and $299 million and $153 million for the nine months ended September 30, 2006 and 2005, respectively. Profit on transactions with our joint ventures recognized in our consolidated statements of operations were $23 million, $51 million and $56 million for the years ended December 31, 2005, 2004 and 2003, respectively, and $54 million and $23 million for the nine months ended September 30, 2006 and 2005, respectively.”

Please contact Darrell Taylor at (713) 229-1313 or Chris Arntzen at (713) 229-1344 of Baker Botts L.L.P. with any questions or comments.

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